Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is a transcript of the presentation given at Vast Solar Pty Ltd’s (“Vast”) Virtual Analyst & Investor Day on or around July 11, 2023.

Caldwell Bailey - ICR:

Welcome to those who have just joined. We’ll be kicking off in just one moment.

Good morning everyone, and welcome to Vast Analyst and Investor Day. I’m Caldwell Bailey from ICR and I’m pleased to be joined today by members of the Vast and Nabors Energy Transition Corp, or NETC executive teams. In terms of format for today, the first half of the event will include prepared remarks from the team, and we’ve reserved the second half of the event for Q&A. We’d ask that you wait until this point to ask any questions and we’ll give you instructions later in the call on how to do so. We would remind you that today’s event is being recorded, so please mute your lines when not speaking. I’m happy to introduce the following executive team members you’ll be hearing from today in order of appearance: Craig Wood, chief executive officer, Kurt Drewes, chief technology officer, Lachlan Roberts, general manager of IEP, and Guillermo Sierra, VP of Energy Transition of Nabors Energy Transition Corp.

Before we kick things off, just a few brief disclosures. This call may contain forward-looking statements including but not limited to Vast and NETC’s expectations or predictions on financial and business performance and conditions and product development and performance and expectations and assumptions in consummating the business combination between the parties.

This includes but is not limited to the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance.

I encourage you to read the current report on Form 8-K filed today and NETC’s filings with the SEC for a discussion of the risks that can affect the business combination, Vast business and the business of the combined company after completion of the proposed business combination. NETC and Vast are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise except, as required by law. With that, I’d like to turn the call over to Craig Wood, CEO of Vast. Craig, please go ahead.

Craig Wood – Vast:

Thanks very much Caldwell, and thank you to all of those who have joined us today. It’s a great pleasure to be addressing you and also introducing you to Kurt Drewes, our CTO, Lachlan Roberts, general manager of IEP, and Guillermo Sierra, who’s the VP of energy transition for Nabors Industries. If we go to the next slide, please, Caldwell. Before we got going, I did just want to touch on the Vast team. Hopefully we can get to that. Yep, there we are. Look, the Vast team is a very senior team. You can see that from the bios that are on the screen. We’re an experienced and entrepreneurial crew and to be frank, we’ve taken the decision to be deliberately top-heavy for many years, so that we’re ready to scale the organization when the time is right, and that time frankly is now. The majority of the rest of the team apart from Kurt and Lachey are also on the call, and hopefully you’ll get to hear from some of them during the Q&A session later in the presentation.

We’ll go to the next slide please, Caldwell. In terms of the overview of the business, Vast has developed the next generation of concentrated solar thermal power or CSP technology. Our CSP 3.0 system delivers reliable renewable energy in several forms. Number one, dispatchable electricity generation that utilizes long duration storage of typically 12 to 20 hours. Number two, process heat to power industrial and chemical processes on a continuous basis. And number three is a combination of dispatchable electricity and heat to power production of green fuels in hard to abate sectors such as aviation and shipping. Compared with previous generations of CSP technology, our 3.0 system delivers the renewable energy trifecta of lower costs, improved performance and reduced risk. The technology is de-risked, having been deployed at a 1.1 megawatt demonstration power station that we operated for nearly three years, commencing in January 2018.

And just to repeat those numbers, we five years ago connected that plant to the grid here in Australia and operated for 32 months until it’s scheduled decommissioning. So the technology is well proven. And really, the challenge for us is to deploy that technology now at utility scale and then grow our business. We have enjoyed over many years extensive support from the Australian government via the Australian Renewable Energy Agency, and that support is continuing and growing with up to $195 million Australian dollars of funding committed to our current CSP and solar methanol projects, and additional German government funding to the tune of $20 million Australian dollars provided to support our solar methanol demonstration plant.

So why does all of this matter? Ultimately, it’s because the world needs a truly massive amount of cheap heat, dispatchable power, and the combination of both, if it is to continue to decarbonize beyond the low-hanging fruit of intermittent power provided by PV and wind. The market opportunity in front of us is enormous and the tailwinds are strong as is illustrated by the IRA in the US and the policy initiatives that are following on from that in countries around the world. Caldwell, go to the next slide please.

So how does it work? Look, it’s relatively simple, CSP. Ultimately, what we’re doing is using mirrors to concentrate what is a very diffuse form of energy that arises from the sun. That energy, once it’s concentrated, is captured in the form of heat in a solar receiver. And then ultimately that gets passed through a heat exchanger into a storage medium where we can store between 12 and 20 hours depending on the plant configuration of highly efficient thermal energy. Once that energy’s in storage, that’s where the choice comes in. And I mentioned previously, we can provide dispatchable electricity that complements intermittent renewable generations such as PV, wind and batteries, or we can provide process heat on a very efficient basis to power industrial chemical processes, or we can deliver a combination of those to power applications such as green fuels.

The key features of CSP are that it’s carbon free and as I’ve mentioned already, it provides dispatchable power and heat. Ultimately, CSP is the lowest cost technology in Sunbelt countries for the provision of long duration storage, and I’ll touch on that again in a few moments. The system is highly efficient. Once the energy is in the storage tanks, we lose less than half a degree per day and that means that we can hold energy for a long time, although you tend to design the plant so that they cycle more regularly than that. And the integrated storage element is very important because unlike a battery for example, where you buy a storage device, you would then have to go and purchase the energy to charge that battery on a regular basis. Our system there is actually intrinsic generation and storage together, and that’s a very important differentiator when it comes to thinking about financing options.

The second last feature there is the power and heat that I’ve already mentioned, which unlocks green fuel production. And what’s really important to understand about CSP is that it’s pretty simple. Unlike PV, which uses all sorts of exotic ingredients and unlike batteries, where there are significant issues around supply chains, CSP really at its core uses very simple materials. Glass, steel, concrete, in a very thoughtful way to deliver high precision and very efficient outcomes, albeit with relatively low spec materials. And that means that we’re cheaper and lower risk in the long term.

So why will CSP be deployed widely? Why is this market so big? Ultimately, there’s really two reasons for that. The first is that when the fossil fire generation ultimately falls out of power grids around the world, there will be a need to have something that provides dispatchable renewable energy. It boils down to really two choices. If you’re in a place with mountains and water, you should be able to pump hydro. So Norway pumped hydro. If you’re in a desert, you’re ultimately going to end up building some form of CSP and it’s really that dispatchability in sunny places that is the core market proposition for CSP. The other thing that is emerging very rapidly as a use case for CSP is processed heat. People aren’t necessarily always aware, but electricity CO2 emissions are decreasing, which is great. Industrial heat emissions by contrast are actually increasing, and there are very few credible near term pathways to reducing these emissions.

Ultimately, it’s these two requirements that people are increasingly understanding that are driving the pool factors for CSP to be deployed widely around the world. If we go to the next slide, this is a more detailed comparison of CSP versus intermittent renewable energy generation technologies and also technologies that involve storage. Intermittent technologies are terrific if you have a load that requires energy when those technologies are available. So for example, if you’re able to time shift your load such that it’s able to be used in the daytime, then you should build lots of PV because it’s very cheap.

Dispatchable renewables are more expensive than intermittent renewables because dispatchability costs more money to engineer into a system. And as I mentioned a moment ago, ultimately, it boils down to a fairly simple choice. CSP will win in deserts, hydro and pumped hydro will win in situations where you’ve got water and mountains. And then really, the competition that we think about is either wind or PV with batteries. What we tend to find in those situations is that because the battery economics are not scalable, we talk about batteries being stackable rather than scalable, you tend to find that those sorts of storage solutions make sense in limited duration applications or in applications where they’ve been overbuilt intermittent renewables. But that’s not going to be the answer for the 12 to 20 hour long duration storage challenge that we have in power grids, and it certainly won’t be the answer for processed heat.

So Vast, what have we been doing? Well, in essence what we’ve done is we’ve taken the best of the two previous generations of CSP technology and hybridized into V3 of the technology. Parabolic troughs for those who aren’t aware, there’s about six and a half gigawatts of those deployed around the world. They’re a very bankable technology. They’re modular, which obviously has construction benefits, but it also has benefits in terms of redundancy. The real limitation for parabolic troughs is that the fluid that is used to collect the heat has an upper temperature limit of about 400 Celsius. And ultimately, that means that by the time the energy is passed into the power block, you end up with a system that produces relatively expensive electrons because of an inefficient power cycle. About ten years ago, there was a very strong move towards V2 of the technology, which is Central Tower Technology. And for those of you in the US, you’d be familiar with a number of the plants that are built out in the deserts in California and Nevada.

Those projects did away with the front end, the HTF, the heat transfer fluid. And essentially what they tried to do was use the salt in the storage for both the storage as well as the heat collection on the front end of the project. That resulted in some significant technical challenges and ultimately those plants had not performed well, and there are a number of very technical reasons for that and hopefully someone asks Kurt some questions about that when we get into the Q&A little later on. What we’ve done in our CSP 3.0 technology is taken the modularity and the controllability from the parabolic trough systems, and we’ve put that into a format that allows us to have a tower morphology. And we’ve achieved that by using liquid sodium metal as the heat transfer fluid to link the towers together. That’s very important because it ultimately is the reason we’re able to deliver superior controllability and the modularity. And it’s ultimately the controllability that delivers reliability and the modularity delivers the low cost and the high performance that we see in our system.

What does that mean? I’ve already mentioned the trifecta of cost, performance, and risk. Ultimately, that means that our technology delivers a step change down in terms of the economics of CSP. The chart on the top left of this page is a chart that simply plots history. All of the renewable technologies that have been widely deployed have enjoyed a similar learning rate over time. And you can see that CSP, broadly speaking, is on the same trajectory as the other technologies. What we’re proposing actually drops the cost quite significantly, but we would expect that the normal learning effects would continue to apply to our technology. The chart on the bottom right provides a few numbers around the point that I was making earlier. Short duration storage. If that’s your requirement, you should buy a battery. If you need long duration storage, 12 to 20 hours CSP, particularly if you’re in the right climatic conditions, is always going to be the cheapest way to deliver those storage requirements.

Target markets, immense in a word. The flexibility of CSP means that we have numerous opportunities to deploy our technology and it really just ultimately comes down to commercial opportunities. The long duration electricity storage element has historically been where most CSP technology developers are focused. And as you can see here on the left-hand side of the page, there’s an on grid power generation opportunity of between 90 and 437 gigawatts. That’s a very significant market opportunity. Off-grid is smaller but still very valid. The off-grid opportunities we typically target are large mines in sunny places with very long durations. Ultimately, we need to pay off 30 year power generation assets and so we need to be careful about the situations we choose. But when you run those filters across the global mining operations, there’s an opportunity between 60 to 70 gigawatts.

Industrial heat is another opportunity for us. Historically, we have not prioritized industrial heat because for our plants to be competitively advantaged, we need to be in deserts and we need to be at scale and there are relatively few applications currently in existence where processed heat is used in that way. Over time, we believe that will change and we believe that in the same way as a lot of industry has historically been built next to coal firepower stations, which have been built next to coal mines, over time we believe that industry will be migrating towards areas of greater renewable energy opportunity. But for our purposes, we’ve assumed a relatively minor opportunity between 40 to 45 gigawatts in industrial heat.

Renewable fuels is an interesting situation. You probably read ahead on the last slide and noticed that the opportunity in fuels is absolutely enormous. And the reason for that is that if you take a step back and think about what a refinery does, it’s really a combination of some chemical inputs, some heat inputs, is currently provided by gas, and some electricity inputs. What the Vast CSP system offers is actually a combination of very low cost heat and dispatchable electricity that’s ideally suited to complementing cheap intermittent sources of electricity such as PV and wind. When we do our numbers, we look at a typical solar fuel, whether it’s green methanol or ECEF being roughly 70% due to the cost of the energy. So to put that in maybe a slightly more clear way, if ECEF say costs a dollar per liter, 70% of that cost is actually the primary energy that goes into producing the fuel.

In a situation where you can construct a process, whether it’s the methanol plant or the ECEF plant that uses a combination of heat plus power, we’re able to deliver that primary energy we estimate at a level of roughly 70% of the cost of doing it with electricity alone. So for a very meaningful part of the cost base, to be able to offer a very meaningful reduction in the cost, is a significant opportunity and that’s why we’re ultimately pursuing things like green methanol and ECEF as opportunities.

The Vast business model. This is a slide that really summarizes the structure that we run with internally. I’ll talk it through left to right just to give people a full sense of how we think about the opportunity that’s in front of us. But again, it’s a relatively nuanced discussion, and so I’m more than happy to take questions later in the presentation. Firstly, we are a project developer, so we have expertise inside our team to develop projects and then the expectation is that ultimately we’ll end up owning parts of those projects, and we’ll have an asset management business. Lachey, who will be talking in a moment, is the GM of our IEP, independent energy production business. And that’s really there to create the opportunities for deployment of the core Vast technology.

The second and really primary area of our business is what we call the OEM business. Ultimately, Vast is a solar technology developer. And the OEM line, a product line in our business, produces equipment that embodies the intellectual property that we’ve developed and tested over the last decade. The OEM business will be our primary line of margin generation, particularly in the near term. But over time, we expect that the O&M business, the operations and maintenance business, will also be a significant contributor.

Operations and maintenance is important for us. Compared to the OEM, it’s a relatively low margin business on a per annum basis. But it does generate nice annuity revenues and we expect that over time, they’ll be significant. But the reason really for doing O&M is not necessarily the economic returns. It’s about risk management. Vast is the world leader in the management of sodium, in concentrating solar applications. And what we don’t want to do is build a plant and slide the keys across the table to someone and have them fail to operate that plant in a safe and effective fashion. So we believe that we need to be involved in the O&M at least initially, but realistically for a long period of time. And we’re also keen to be involved so that we can learn the lessons and continue to improve the technology.

The final part of our business is an EPC function, a construction function. A little bit like the O&M business. We’re not that keen on becoming a construction company. However, if you go and look at some of the issues that have affected CSP plants over the years, a lot of them actually have to do with construction execution. So we believe that we need very high level construction skills inside our business to manage that risk and to deliver plants that perform in the market. Next slide, please, Caldwell. I’ll pull this slide in. This was originally tabled in our presentation in February. But just to give you a sense of the sorts of numbers that I was talking about on the previous page, what we’ve got here just very quickly is illustrative plants for a 150 mega plant in Chile. Similar plant in the US located in Nevada.

Then we’ve averaged those just to create a reasonable metric to use on a unit economics basis. What you can see in the circles down there on the bottom right is that the OEM margin, which realistically comes in over the first couple of years of each project, is pretty significant. And that’s what I was saying a moment ago about that being the core engine of the business in the early years. However, what you also see is that O&M and annuity services around software ultimately do become significant contributors to the business. And so it’s a near term story about OEM and a longer term story about moving to more annuity revenue streams. Next slide, please.

It is important that I just touch on the proprietary nature of our technology. I’ve mentioned that we spent ten years developing the world’s best concentrating solar thermal technology. And from the very beginning, we’ve been very conscious of protecting our intellectual property. We do that in line with the detailed strategy that covers not only patents, but also trade secrets and know-how. And we have a process inside the business to identify new IP when it emerges, and to make thoughtful decisions about how that IP is protected. I would encourage you later in the Q&A session to save up all of your difficult questions and to ask them of Alec Waugh, who’s our general counsel. He also has a background in IP and he’s very well-placed to comment on the process that we have in place.

If I go to the next slide, before I hand over to Kurt, I did just want to make a couple of comments about our progress since the deal announcement, which occurred back in the middle of February. Firstly, for those of you who keep track of these things, we have now filed our public F4 filing with SEC in relation to the business combination with NETC. And if anyone hasn’t read it, I would encourage you to do so.

In addition to that, we have made very good progress on the core business. So we’ve announced the appointment of Worley to provide engineering services to VS1, which is our 30 megawatt Port Augusta CSP reference plant. And Lachey will talk more about that in a moment. And importantly, we’ve also announced that German energy giant Mabanaft, has signed a letter of intent with Solar Methanol One, which is our green methanol project in Port Augusta, to look at a 50% equity investment and potential off-take. We are also working on a series of pending announcements, including the appointment of a chair and a board for the listed entity, appointment of the US based CFO and additional funding, and we look forward to providing those updates on developments as they crystallize over the coming weeks and months.

So with that, what I’d like to do is turn over the presentation to Kurt Drewes. Kurt is the CTO of Vast Solar, and he’s been with the business for approximately six years. Prior to that, Kurt was a CSP professional in a number of different roles that span all CSP technologies in most roles that you can have in a CSP environment and in most jurisdictions. Prior to that extensive career in CSP, Kurt started his career in manufacturing, making him ideally placed to bring insights to Vast across obviously the CSP piece, but also in the OEM piece. So Kurt, with that, I’d like to hand it over to you.

Kurt Drewes - Vast:

Thank you, Craig. Yeah. Just a little bit of a deeper dive into our technology. The concentrated solar power technology that Vast uses concentrates the solar power in two fundamentally separate steps. The first one is an optical concentration. We have very precise optics, heliostats that track the sun, and those redirect the sun’s radiation to the top of small towers where we have relatively small thermal receivers. In each area, we’ve got about 2500 of these heliostats that focuses energy, and due to that point focusing system where we focus it onto a relatively small area, we can generate extremely high levels of energy and power, and very importantly, very high process temperatures.

The second step is an aggregation where we take this over several arrays, and we pump this hydraulically back to the main power block, and this is where we put that energy into storage, and it’s that hydraulic aggregation that really defines the key differentiator of Vast’s technology. In the power block, simply you take cold molten salt from the cold salt tank, pump that through our heat exchanger, and then we can store that in the hot molten salt tanks to a period of time whenever we want to dispatch that.

Traditionally, that has been in the main application of CSP by a steam generator to drive steam turbines, but as Craig suggested, the process temperatures that we can deploy from our thermal energy system is ideally suited for other chemical and industrial process heat applications, such as fuel synthesis. What’s very important when you look at this simplified view of our technology is that you’ve got to realize that on the right-hand side, you’ve got intermittency in the demand, where you want dispatchable off-take, which changes as the day goes past. And on the left-hand side, you’ve got intermittency in the natural solar resources, both due to the daily solar cycle, but also due to intermittency such as clouds.

And one of the key aspects of our technology is that we’ve been able to, through our instrumentation censoring and the control methods and systems that we’ve developed, control this very precisely over a very wide operating range. And it’s really that key theme that has allowed us to master the control of this process, which has become a key enabler, especially at high temperatures. Next slide, please.

As Craig suggested, we’ve been doing this for a while. We started in 2009, where we initially developed some of the heliostat concepts. We progressed that, and in 2014, we started construction of our demonstration pilot plant in Forbes in New South Wales, in Australia. And as you can see from the graphic, it represents everything that’s part of our process in terms of the heliostats, the solar array, the tiles and the receivers, the HD piping that aggregates that energy back into the power block, but also the balance of plant components and converting that to electricity, and ultimately dispatching that through a grid in a very controlled fashion.

So we’ve done this. We engineered, procured, commissioned, and operated this plant for the period of 32 months. And the use of molten liquid metals as heat fluid transfer has always been a key milestone in the development of CSP. And it’s due to the success of this plant that effectively we were awarded the International Energy Agency’s Solar Prize of 2019, technical innovation award, because it was considered such a milestone in the development of CSP technology. Next slide, please.

So in terms of the different technology drivers that allow us to provide a source of differentiation and a value proposition, it’s really around what Craig said, cost-effectiveness, flexibility, and reliability. In terms of cost-effectiveness, I’ll just highlight on a few highlights there, but due to the nature of our configuration, by how we place the tile in relation to the solar field, we are able to achieve a 10 to 20% reduction in primary mirror surface. This is obviously a massive cost reduction opportunity.

What’s also important is that we have developed our supply chain around smaller, lower, and prefabricated towers, and also receivers and system components, and it’s really through that manufacturing at scale philosophy that you’ll see more of in the later slides that we believe that will be a breakthrough in cost performance. And also, fundamentally, the higher temperatures that we employ has been the key breakthrough. The fact that we are able to get to those temperatures, we can achieve higher turbine efficiencies, but more importantly, our thermal energy storage, because of those high temperatures, has got a far higher energy density than our peers, and that’s a key cost driver in this space.

In terms of flexibility, the modular arrangement gives us far more options in terms of design and configuration options. In terms of reliability, Craig has touched on this, but it’s really effectively that the key differentiator is how we manage and control these processes in a very rapid-changing, dynamic environment. And it’s that process control, both in our scope of supply, but more importantly in how we manage this in relationship with our partners in the balance of plant, is absolutely important. Next slide, please.

One thing that’s very important when we look at technology is how we work with the overall agglomeration of partners and suppliers that we’ve developed. We’ve been working with some of these suppliers for over ten years, and we’ve developed in terms of the balance of plant components, key relationships, which what we consider to be the best in the world. It’s highly important that we follow long-term growth and learning process. We effectively together can achieve more and more learning from what we discover.

Equally important in our supply chain, because we really need to cover vast areas and very large volumes in terms of the hardware that we need to manufacture, we’ve also developed similar very deep relationships with leaders in the field that are able to give us automation and manufacturing processes developed in the automotive energy that really achieve a new level of cost performance. We also have very strong technical development relationships with some of our suppliers. We develop joint IP in terms of solutions, but also in terms of relationships and developments with some of the key leading international energy research institutes, US Department of Energy, NREL, and also leading universities, so we keep pushing the envelope on that front.

Just getting to a little bit of the detail in terms of what our product is about. These scenes are from our product development facility in Goodna and Brisbane in Australia. You can see our receiver on the top hand... Oh, sorry, our heliostats in the top right picture. We’ve been testing these for an extended period to achieve confidence in the product, and we’ve been able to demonstrate very high levels of accuracy and optical efficiency. We also test insulation methods. We believe automation and repeated manufacturing processes are the key to cost reduction, and you can see some of those images on the bottom right.

What’s actually important is our drive to achieve the highest level of quality in our components, and you can see it on the top left-hand corner in terms of how we measure that optical facility. We take photos of images through the reflection of the mirror, and at the bottom left there, we can see the analysis, and typically, we have been shown that our quality is one of the best-performing optical quality performances in the CSP industry. Next slide, please.

In terms of deploying that at scale, this is absolutely important that we share some of the concepts that we work with. You can see in the top right-hand corner is the basis of our design for the heliostat structure. Those are steel profiles. We manufacture those in our automated facilities onsite, and then we develop the final heliostat by gluing that into very precise shapes to ensure that we get the optical performance that we require. And this has been part of the development. We’ve invested in the engineering and design of these automated manufacturing lines, along with the relationships with the partners that we represented earlier on.

The receiver is as important as a heliostat. It really is where the magic happens and the solar radiation gets converted to process heat. We’ve got a serpentine design receiver. The path moves up in a serpentine fashion, and we’ve also developed some key intellectual property rights to these designs. It doesn’t seem like a lot, but this hydraulic design actually enables us to extreme the best turn-on ratios in the industry. In other words, we can work in a stable manner in all times of operating conditions, so even early in the morning when the flux from the sun is extremely low, or at the peak during the middle of the day, we can achieve stable process control across all operating range conditions. Next slide.

And finally, we also invest in the manufacturing of these components. It’s extremely important because we push the envelope in terms of pressure vessel design, in terms of the receivers. You can see that on the top left-hand side at the top, tube manufacturing and bending lines that we invest in. And we also develop advanced laser welding processes, as you can see in the top right-hand picture to ensure that our final products is of the highest quality possible.

Just to summarize on the next slide, in terms of technology, there’s probably a few key points that are worth summarizing. We differentiate ourselves by employing a modular network topology that makes a significant difference in terms of cost reduction, but also in terms of achieving stable process conditions. We are able to achieve the highest temperatures in the market, but none of this is achievable unless we can control that process through superior dynamic controls of process.

The enabling and technologies to achieve that is through modularization and standardization. We’ve done this not just on our scope of supply in terms of hardware and the software that we provide, but been working a really long time to achieve standardization in terms of the balance of plant components, and we believe this standardization will be a massive enabler of cost reduction in that space.

We’ve had to invest in very deep long-term relationships with that, and as important as it is in terms of the balance of plant components, we’ve also continued to invest in very advanced leading manufacturing technologies. Thank you very much for that. Handing it over back to Craig to introduce Lachlan. Craig? Do you want-

Craig Wood:

Apologies, Kurt. Let me take myself off mute. It wouldn’t be a presentation without someone having to say that. Thank you very much for that, Kurt. I have great pleasure now in introducing Lachlan Roberts. Lachlan is the general manager of our independent energy production business, or IEP. Essentially, as I mentioned previously, that means Lachlan’s responsible for project development, and in due course, asset ownership and management.

Lachlan joined Vast several years ago following a construction-focused career in the offshore oil and gas industry and in remote mining operations here in Australia. Lachlan, over to you, please, to talk about our current projects and the focus of our pipeline.

Lachlan Roberts - Vast:

Thank you, Craig. Good morning, everyone. I’m excited to be able to speak to you this morning and share information on our projects. We’re all very proud of what we’ve done and what we’re doing, and we do enjoy these opportunities to speak about and share our knowledge. Look, five projects in hand and working on, I’ll speak in detail about these, and I’ll also touch on our pipeline at the end, but I’ll start with talking about our projects in Port Augusta, being VS1, SM1. So if you can go to the next slide, please.

All right. There we go. Thank you. So this is an overhead view of the Port Augusta site, which is located in South Australia. You can see the little white dot in the map of Australia, and it calls out a number of projects which are in the pipeline for development at this site, and because of that, we think of it as a precinct. But first and foremostly, Port Augusta is an excellent location for CSP. It was originally identified as a potential CSP location in the 2000s, as it brings together a high quality solar resource, a strong grid to connect to, and importantly, workforce and community with established logistics and supply chains.

Understanding this, Vast acquired 50% of Silicon Aurora, the owner of the site in June of last year, 2022, enabling us to exclusively develop CSP at the site. So as you can see from this aerial photograph, there’s a large area for multiple developments. There are lease agreements with the state and existing leasing negotiated and in place. And the necessary approvals are also in place, meaning development approval, native vegetation clearance approvals, and the like.

Importantly, there is also five years of bankable onsite weather data. So like I said, we think of Aurora as a precinct where the projects will be staged, and the first to be developed are VS1, which is our 30-megawatt plant Craig mentioned earlier, which is shown in pink with the power block in yellow. SM1, located immediately south, which is a 7500-ton-per-year solar methanol demonstration project and a battery at best, which our partner in Silicon Aurora had commenced development, and we’re working with them to drive that through to completion. Importantly, to the south, VS3. We also have approval to build a larger-scale 150-megawatt CSP plant, which we look to do in the future. Next slide, please.

Oh. So VS1 is the utility scale reference plant for Vast technology. The configuration is such that while modest for a utility scale plant, it represents how Vast technology will be deployed on all larger plants in the future. So at a macro view, that means there’s multiple solar arrays, and in the technical drawing in the bottom of this slide, you can see there’s four arrays to the left, to the west, and four arrays to the right, to the east, of the central power block. Each array has 2400 heliostats focusing on their own receiver at the northern end.

As Kurt has explained, we have a pipe header where the sodium metal concentrates the energy back to the central power block where it is stored in molten salt, and we have eight hours of storage on VS1. And then, when it’s required, it can be used for steam generation to spin the turbine within the power island. So VS1, with eight hours of storage, is effectively a 30-megawatt peaker plant. That is, it’s designed to operate for the evening and into the night, capturing the peak wholesale pricing that this opportunity represents. I will touch on the fact that it is designed with a clutch between the generator and the turbine, of which allows the plant to act as a synchronous condenser. That means, because we have a spinning turbine, it can support the grid, which is an attractive element for the technology to operators of transmission networks globally.

From a scheduling perspective, we are targeting FID in the fourth quarter of this year. With the approvals in place, our focus is on three key elements. The first one is on engineering, and as Craig said, we’ve appointed Worley, who are completing the pre-feed currently leading into the feed. And as Kurt has touched on, we’ve got deep relationships with key suppliers, so we have pre-engineering agreements in place with John Cockerill for the steam-generating system, Doosan Škoda Power for the turbine, and CYD for the tank. The HV connection engineering is well progressed, and with regard to contracting for the construction, our strategy is well-defined and market sounding activities are under the way. So with a two-year build period, it follows that we are targeting first energy out of the plant in Q4, 2025. Next slide, please.

Okay, SM1. So SM1 is a solar methanol demonstration plant showcasing how the heat from CSP can unlock the economics of renewable fuels. It’s being developed as a 20-ton-per-day plant, which as I said previously, equates to 7500 tons per year, with the production intended to be used for decarbonizing shipping. And importantly, it has received strong support from HyGATE, HyGATE’s the German-Australian Hydrogen Innovation and Technology Incubator, in the form of a $40 million Australian conditional grant.

As I showed on the previous slide, the plant’s configured immediately south of VS1 to enable the efficient transfer of the heat, and brings together the methanol synthesis plant, which is effectively a 10-megawatt hydrogen electrolyzer and a modular methanol plant, together with an electrical lime calcination plant as the point source CO2 feedstock, which is the lime calcination plant is being jointly but independently developed by our consortium partner, Calyx.

So it is important to touch upon the fact that SM1 is being developed as a consortium, as I mentioned, with each partner bringing in specialist expertise. Vast, our role as the principal energy supplier, Mabanaft, as Craig mentioned, as equity and potential off-take partner. Mabanaft is a German energy company active in many markets, import, distribution, marketing, and fuels, and they’re looking to work with their customers on solutions to transition.

Fichtner as the lead engineering integrator. Calyx, as I mentioned previously, is the principal CO2 supplier. And then with a trio of knowledge-sharing partners from the Australian and German governments, being the CSIRO, and in Australia, the Commonwealth Scientific and Industrial Research Organization, ASTRI, the Australian Solar Thermal Research Institute, and DLR, which is the German Government Research Institute for Aeronautics and Space, the German NASA, which includes responsibility for solar and thermal research. From a scheduling perspective, we’re targeting commencement in Q4 of this year, 2023, with FID into Q2, Q3 of 2024, and operations in Q2 2026, hot on the heels of VS1 completion. Next slide, please, Caldwell.

It’s useful to summarize the funding situation of VS1 and SM1 and the significant progress that has been made in this area. What is very clear is the support that we’ve received from the German and Australian governments, and I think that’s representative of the identified need for Vast technology to be rolled out at industrial scale. So on the left is VS1, Vast Solar 1, the CSP plant, which forecast CapEx of $220 million Australian. So a significant grant from ARENA, the Australian Renewable Energy Agency, of up to 65 million Australian. Federal Department of Climate Change, Energy, Environment and Water, of up to $110 million of concessional debt, and the remainder being equity from Vast.

And on the right-hand side is SM1, the solar methanol project, with a forecast CapEx of $80 million Australian. As Craig mentioned previously, significant grant funding from HyGATE, the $20 million Australian from ARENA, and the equivalent from PtJ, the German equivalent of ARENA. Excitedly for us, with Mabanaft as equity investor, with the remainder under negotiation with a number of interested parties.

Okay. So I now want to spend a bit of time talking about VS2, which is a Mount Isa hybrid-based load power project. So VS2 is located in what’s known as the North West Minerals Province in Western Queensland. You can see the white dot there in the top corner. VS2 demonstrates high capacity factor renewable generation, enabled by CSP, combined together with PV and firmed with gas in an optimized configuration in this project to achieve lowest levelized cost of electricity, LCOE.

Vast bespoke and industry-leading modeling capability is another thing on display in this project, and I’ll touch on it. For this project, Vast undertook multiple techno-economic cases, where we modeled to identify and achieve the project objective, which I said here was the lowest LCOE. And modeling software can optimize for other things and other objectives, such as lowest CapEx or higher capacity factor when someone’s searching to maximize their renewable quotient. Or it can consider other energy strengths, electricity and process heat, together or separately, and also in the inclusion of other technologies such as wind. Wind was not considered in this project, simply because the resource wasn’t good enough.

So moving to Mount Isa and the project, Mount Isa has excellent solar resource, and so it’s a great place for CSP. The town has been developed over the years to support mining operations, which is blessed with a wealth of future-facing commodities, such as copper, nickel, cobalt, and vanadium. So the customers for these minerals are seeking low carbon production, which in turn is driving the mining companies to seek out high capacity factor renewals in order to achieve low carbon price and premiums. And to do that they need base load electricity and that’s where CSP plays.

So the status on the project, we’ve got a site that’s been secured, which you can see on that image is on about ten kilometers to the west of town, with a 35-year option. The CSP PV and best is intended to be situated there where there’s adequate space, and the gas reciprocating engines, which is the firming element, are located adjacent to the existing gas assets pipeline in town.

The permitting and studies are effectively completed, including studies relating to flora and fauna, flooding, traffic management, aviation and the like. That work’s done. And with engineering, a significant amount of engineering has been completed and undertaken, including onsite geotechnical studies and poll testing. But fundamentally, CSP at VS2 is simply a scale up of the 30 megawatt VS1 plant to a 54 meg configuration with additional storage. VS1 is designed to incorporate all of the technical elements of future CSP plants.

Next slide please. So as I said, VS2 is an excellent demonstration of how CSP works together with other technologies to enable base load generation. And this slide shows on the left how it charges during the day and powers overnight, and on the right, how it handshakes with other technologies to enable base load energy. VS2 is a mini example of how CSP fits into a large grid.

So on the left lane, as I said, this is annualized performance, and as I’ve said previously, this project has been optimized for lowest LCOE. So it’s 24 hours in the life of the plant, so you can see the daytime and the nighttime, and it shows the different renewable technologies, where PV is there to generate electricity during the day with a battery to support it as clouds come and go, and then during the day, the CSP is charging and then generating at night with gas firming as required.

A couple of things to note on that left panel is that CSP is the generating technology doing the heavy lifting at 44%, at the energy throughout the year coming from CSP. And I will note that the firming gas here is at 20%, which is unusually high for a typical project, but this is a direct result of the monsoonal season weather pattern for this region.

On the right side, it’s a good demonstration of three days, three sequential days in January, which is actually the wet season in Mount Isa, and how the different technologies work together. So we’ve got a great day, all sun, a good day, a little bit of cloud, and then what we’d consider a poor day where there’s been significant cloud, and you can see the energy trace on the front half of that graph.

But on the bottom, just touching on that, on the great day, the sun comes up, the PV generates comfortably all day and then handshakes to the CSP where a full tank generates all through the evening and then handshakes back to the PV the next morning as the sun comes up. There’s a bit of cloud, so the battery supporting the PV runs through the day and handshakes back to the CSP again, powering overnight until the tank is depleted. Because there was a bit of cloud, the tank wasn’t quite as full, and then it’s gas that supports the PV during the day. CSP then again runs as required until it hands over to gas itself.

So now move on to the next slide please. I just want to take a couple of quick moments to talk about the pipeline. As Craig has said, CSP is suited to areas of high solar radiance, and on this graph, the more purple it is, the better. So Vast key target geographies are Australia leveraging our existing footprint and relationships, and of course we have projects, as I’ve shown before, under significant development. In the US, leveraging Nabors’ extensive footprint and relationships, but also existing industry relationships that Vast has established over the last decade. Obviously with IRA incentives, they provide the impetus for continuing this focus going forward.

And then thirdly, the kingdom of Saudi Arabia where Novus has long and deep relationships with Aramco, and within the kingdom, they’ve obviously stated a strong need for storage overnight, stated desalination objectives and certainly green fuels aspirations. We have a key focus on other areas as well and we have projects in early stages of development and working with partners in Spain, in Southern Africa and in South America with a particular focus on Chile. Happy to take questions on my slides at the end, but with that, I’ll hand back to Craig. Thank you.

Craig Wood: Thanks very much, Lachlan. I’d like to just finally introduce Guillermo Sierra. So Guillermo is the vice president of energy transition for Nabors Industries. He’s been integral in the establishment of the NETC SPA and was integral in getting the transaction agreed that we announced back in February. Nabors has an interesting story. It’s not specifically covered in our slides, but I’m sure Guillermo would be more than happy to talk at length about it during the Q&A. But they have been looking to make investments in the energy transition for a number of years, and that ultimately has evolved into the creation of the NETC SPAC and now the transaction that we’re here to talk about today. That series of investments has created a very interesting platform and Vast is delighted to be part of the Nabors family now and to work with Guillermo and the other investee companies that they have to figure out how we actually contribute to accelerating the transition. So Guillermo, with that, I’d like to hand over to you.

Guillermo Sierra - NETC:

Thanks, Craig. I appreciate that intro. Listen, this slide, I’m assuming people are relatively familiar with Nabors. I think Lachlan mentioned something important. To some extent our global footprint is kind of interestingly overlapping with some of the areas that are going to be sunny, which happens to be helpful. Next slide please.

Listen, when we started this journey of making some of these third party investments, building a ventures group and IPOing this first SPAC, we were going under the theory that having capabilities internally, whether it be engineering, controls, automation, robotics, advanced manufacturing, advanced materials, all of these technologies, IP engineering capacity that we have internally, the theory said that we should be able to help a lot of these emerging companies scale up. Take some of the burden away from them in the way of operating and take some of the burden away in the development of the technology scale up.

Fast forward the last two years, two and a half years I guess now, we’ve built a portfolio of about ten companies in the energy transition space within our ventures group, including Vast with NETC. And they’ve all built to a very common theme. Tangential to our business, utilizing our footprint, our capabilities from an engineering standpoint, manufacturing, whatever it may be, but also seeking what we see is one of the highest value propositions in the energy transition space. Dispatchable, utility scale and scalable, which are two different concepts, baseload seeking sources of power and heat. We have made investments into geothermal as a result investments in alternatives to Lithium. As a result, we’ve now made this investment into Vast, which happens to weave the theme together broadly. Vast comes and not only tops off our capacity to have investments across the full input stack of power and heat generation, but also lets us start figuring out how do we turn this then into whatever output may be of the most value.

And as Craig said before, when it comes to this, obviously invite you to read the proxy. There is an enormous amount of overlap in the capability that we can help deploy with respect to Vast, whether it be through joint developing and licensing certain pieces of their technology, whether it be helping support project development with our resources around the world, whether it be just being back office support, whether it be accounting, HR. I mean, look, ultimately it’s not necessarily easy to build an organization that can operate across the world, and we have created that infrastructure which can be potentially helpful to the team over at Vast. Very excited what we’re doing and happy to answer any questions when it comes down to time. So back to Craig.

Craig Wood:

Actually, Guillermo, I think there’s a couple other slides to talk about there just quickly on the transaction overview. Look, these numbers, for those of you who have been studying our releases, are different from what was actually put out originally in February of this year. The reason for that is that there has been a reduction in the amount of cash on trust inside the NETC SPAC. Really, what you’re looking at here is just adjustment of the macro numbers to reflect that change. But ultimately, obviously the final ownership percentages, Caldwell, if we could flip to the next slide please, are going to depend on the degree of redemptions that the trust experiences when we do D SPAC, as well as any additional equity investment that we’re able to secure for participation in the entity on a go forward basis. So again, happy to take more questions on those in a moment once we get into the Q&A session.

Caldwell, if we can go to the next slide please. I was just keen, before we do hand over the floor to all of you who have joined us, just to touch on the key investment highlights. This is actually a repeated slide from the deal announcement, but I think it’s important to understand the basic premise of the pitch. So firstly and really importantly, the ability to deliver low cost dispatchable energy in the form of either electricity or heat is ultimately what we’re offering. The technology that we use to do that is proprietary and it really has addressed the historical reliability and manufacturing issues that CSP has had. Now, what that means is we’re able to look at a very large addressable market and be confident that we have the ability to win in that market and certainly to take a very significant share and that ultimately will be the underpinnings for a very significant business.

The partnership with Nabors is important. The ability to lean on our big brother as we go through the journey to being an independent listed company is important. And as Guillermo touched on, the opportunities to partner, the synergies, geographic synergies, technology synergies, they’re really quite significant and we’re excited by the opportunity to work with our partners at Nabors.

Finally, just turning to the investment proposition. I mean, the ultimate arbiter of this will be how people go on an investment. We believe that the deal that has been struck, it’s attractive for investors that are coming in. Vast has been a long-term proposition. Me and my staff are not here for quick wins. If we were, we’d be somewhere else. Ultimately, we are long-term greedy. We believe in the technology, we believe in the requirement and in the market opportunity, and on the assumption that we get the capital we require, we’re in for the long haul to execute and deliver on that. Assuming we are successful, there will be an asymmetric risk reward profile and ultimately, that’s what the investment proposition boils down to. So with that, again, I’d like to thank you all for attending the session, for getting up early, and I’ll hand back now to Caldwell who will wrap things up and then presumably get us into the Q&A.

Caldwell Bailey:

Thanks, Craig. We will now begin the Q&A session. In addition to the team members you’ve just heard from, we are also joined for Q&A by several additional Vast team members: Christina Hall, Vast head of finance, Bruce Leslie, Vast head of products, Gilein Steensma, vast head of international business development, and Alec Waugh, Vast general counsel. If you’d like to ask a question, please indicate so by selecting the raise hand feature on the bottom right of your Zoom window. If you don’t see the button, you can also press alt Y keys. If you’re unable to do so for any reason, please type question in the chat feature. For those dialed in by phone only, you can raise your hand by pressing star nine and we will identify you by the last four digits of your phone number. We’ll aim to take all questions in the order they are received. And before asking your question, please make sure you are unmuted and identify your firm or affiliation. We will take a moment to pull for questions.

And the first question comes from Adam Forsyth of Longspur. Please go ahead.

Adam Forsyth - Longspur: Sorry, can you hear me okay? Took me a minute to unmute.

Caldwell Bailey: Yes.

Adam Forsyth: Hi there. Hi, Craig. Couple of questions from me just through the around sizing. Firstly, going ahead of the projects you’ve got at the moment, going forward, can you oversize projects relative to grid capacity and then essentially store the surplus for later export so that you can kind of maximize amount of grid availability? Then on the solar methanol, does the calcination heat requirement, can that be served entirely from the CSP or does it require any additional heat? I’d also quite like to ask about manufacturing strategy. Will you eventually be able to outsource pretty much all the prefabricated units or do you require to keep certain elements in house? And then finally, really interested in your sync comp capability. Are you able to offer reactive power 24/7 or is it compromised by the rest of the running?

Craig Wood: Adam, given how many questions were in that nested kickoff, you might need to remind us as we go through. But let me have go at the first one. Kurt, I might hand it across to you to talk about calcination, and then Adam will have to remind us about parts three and four. Look, in terms of grid sizing and oversizing the storage in particular, the answer is you make a configuration decision at the start. So yes, you can choose to do that. It very much depends on which markets you’re in and what the market structures are. So in an energy only market like Australia or Ercot, what you tend to find is because you get paid for the electrons you generate, there’s a relatively weak case for oversizing generation.

The place where that differs, and again, it very much depends on the specifics of the location, is around things like very peaky markets. So as an example, Port Augusta in South Australia is one place where you can oversize the storage and not necessarily have the collection system, so the glass, size to fit because there are opportunities where you can essentially trickle charge the oversized storage in order to give yourself, let’s say, two evening peaks in a row. And your ability to deploy that in those markets is actually relatively predictable based on the weather patterns that are expected. So it very much depends on the location, but it is a decision you need to make up front in terms of the way you configure the storage size relative to your turbine and the glass. So I hope that makes sense. I hope that answers the question. Okay, good. So Kurt, maybe you can talk about heat and calcides.

Kurt Drewes: I think the first question was can we provide the heat or solar methanol from the CSP plant?

Adam Forsyth: Yes.

Kurt Drewes: The methanol process will be supplied from VS1, correct. Your other question was around sync comps. Effectively, if you’re familiar with a sync comp, it’s just a spinning synchronous machine and that’s effectively what we do. We keep that machine spinning. We can switch it off obviously, but we just keep it spinning at the group frequency and speed 24/7. Very easy, actually,

Craig Wood: Adam, let me come back to the Calyx question just for a moment. So historically, the way Calyx have developed their tech, they’ve really been focused on using electricity to provide heat. And so green line ultimately comes down to having a system that’s got a high turndown ratio so they can, where possible, run that off the combination of PV and wind. Given the relationship that we have with them now, and we’re consortium partners and we’re having a range of conversations with them, they are turning their minds to the opportunity to actually sort of preheat to 550 celsius, which is our storage temperature, because it is significantly more efficient than trying to get to those temperatures using electricity alone. So there will be opportunities to preheat to an extent, and then they’ll obviously top that up with electricity. There was a fourth question.

Adam Forsyth: My under understanding is that your temperature coming out from your heat won’t take you to the temperature they would need, so that’s why they’ll go for electricity.

Craig Wood: That is correct. But there are certainly opportunities to use preheat to get you to a level because it’s very cheap and then you top it up with electricity. Now, you had a fourth question, Adam, and I apologize, I forgot.

Adam Forsyth: Sorry. Yeah. Just really around manufacturing strategy. Where you go particularly in the longer term, could you outsource everything and just final assemble on site and preassemble everything with contract manufacturers?

Craig Wood: Yeah, look, ultimately that’s going to come down to a business strategy decision. The reality for us is that we own the IP around the products as well as the manufacturing techniques. If you think about a steam turbine, GE or Siemens or Škoda, who we’re partnered with, they don’t outsource the manufacturing of that. They might outsource parts of it, the forgings or whatever, but the stuff that really ultimately embodies their IP and all the smarts and the know-how, that’s what they do in-house and then they sell that product. So I think it would be difficult to see us completely walking away from that. There might be certain situations where you think about licensing certain components or elements of it, but I would expect, as we sit here today, that we’ll continue to be a manufacturer of CSP technology for a long time.

Adam Forsyth: Great. Makes sense. Thanks very much.

Caldwell Bailey: Thank you. And as a reminder, please raise your hand or press alt Y to ask a question. We actually do have one coming in over the chat. You showed several of your facilities with several modules instead of the one large central tower. Can you go over just how these facilities scale up and why would you need or build up over time from one, what you were calling a module, to say ten and how does the technology scale over time?

Craig Wood:

Yeah. So the scalability is relatively straightforward. So the modules themselves don’t change as the plant size changes. The expectation is that tower receives the heliostats in front of it. The one caveat to that is that there is an argument that as you build plants at different latitudes, you might think about a different layout for some of the heliostats and arguably a different number of heliostats in front of each tower. But that’s a pretty minor change and frankly, it’s one that we’re yet to settle internally. I think standardization is a big part of what we’ve done and I think that’s probably where we’ll end up.

In terms of the question itself, how do you stack these together? Ultimately, if you’ve got a plant with eight arrays like VS1 or a plant with 30 arrays like VS2 or a much larger plant that you might be building to provide either electricity or heat or a combination for a fuels plant, really, the modules stay the same and it really just becomes a plumbing challenge where you’ve got to design a sodium system to link those modules together that is as effective as possible at moving the energy from each of those receivers back to the power block. So there is a degree of engineering in that, and it becomes a mechanical engineering question around flow and cost ultimately, so it’s not trivial. I think Kurt has previously said we’re not sending men to the moon, so it’s an achievable thing. And in the context of developing cookie cutters, whilst we do like to standardize as much as we can, there is an element of engineering that needs to be done for each plant, depending on the particular configuration that people choose.

Caldwell Bailey: Thanks for that. Another question coming in on the chat, “What is being discussed in terms of the Nabors relationship that Guillermo just went into? What is step one there and what is the near-term plan?”

Craig Wood:

I think, Guillermo, you might like to comment here. I think we’re at probably about step four already. The reality is the deal that we did with Nabors back in February, we’ve already been actioning that. We’ve enjoyed, in terms of, in particular, the shared services piece of that relationship, significant support from the Nabors people around some of the work that had to be done for form filing. We’ve had their patent attorneys down here working with us to review our systems and to talk about ways to improve that. We’re already working with a number of the Nabors people on developing projects in the US and the Middle East. In fact, I think we’re due to speak after this to arrange some logistics for a visit to the Middle East later this month. That relationship is already advancing.

On the technical development side, we’ve done some initial thinking on that, but frankly right at the moment we’re just focused on finishing all the corporate stuff that we have to do, but also making sure that VS1 and SM1 are on track and that our core manufacturing proposition is on track to be delivered as well.

Guillermo, have you got more to add?

Guillermo Sierra:

No, I mean I agree with you, Craig. I think step one and step two are basically trying to take burden off of you, which through shared services we’ve been able to start doing, whether it be finance, treasury, accounting, auditing, marketing, whatever support is that we can provide and help, we obviously try to do. Step two, to your point, is try, at least to us, try to delineate some of those strategic synergies, whether it be with our business or manufacturing, robotics, automation controls, et cetera, pieces of our business that could be helpful to start thinking about.

Step three, start thinking through what are the strategic potential synergies with respect to our other portfolio companies, which we have explored. There have been some announcements around a partnership with Sage and Natron for different pieces of the input stack of energy, which we think valuable, and frankly thoughtful if put together.

Step four, to your point, Craig, as to where we are today already, projects. To Craig’s point, I think leveraging the geographic footprint of who we are and where we operate is very helpful. If you think about the areas in the United States that are hot and dry, there is a significant overlap with places where we have operations pretty close to. If you think about the Middle East, the Middle East is all hot and dry. That’s really helpful for this type of technology. We are active participants in both those markets. We’re spending some time starting to develop some projects on that front.

Caldwell Bailey: Thank you both. Along those lines, what Guillermo was just talking about, the next question that’s coming in is just, “In terms of United States and US entry,” Craig, you had mentioned maybe a US-based CFO, “How are you thinking about the IRA and US entry specifically and what are the attractive aspects for CSP technology?”

Craig Wood:

Look, that’s a good question. Let’s talk about entry first off. The US actually has a very long history in CSP. There are a number of organizations that we’re closely connected to that we’ll be working with as we start to be a fatter US presence. A lot of those organizations are really focused on, historically they’ve been focused very much on technology development, but I think there’s an understanding in most places now that the tech is ready, it’s really about deployment. For us, the US presence, yes, it’ll be about making sure that we’re supporting appropriately the vast entity in this environment, but it will also really importantly be about the development of projects.

The IRA in that context is massively helpful. Historically, we’ve always thought about power stations that are what we call hybrid, a combination of PV for daytime and CSP for nighttime operations. PV will typically deliver you just north of 30% on capacity factor. A well-designed hybrid in a nice, sunny location, California, Arizona, Nevada, New Mexico, West Texas, that’ll be able to deliver you a capacity factor of 80% to 90%.

Historically, we’ve thought about configuring plants in that way. When you do that, you get some very interesting economic outcomes. But, of course, it takes a long time for projects of the scale that we need to actually have approvals in place. It’s important that we actually get on and start developing those projects now.

As we move across into thinking about solar fuels, there are some very interesting things in the Inflation Reduction Act that helped with solar fuels as well. Particularly the $3 a kilogram that’s available for the production of hydrogen. That credit actually requires a level of carbon intensity in the underlying generation assets that is very low. Along with wind, we think that CSP is very well positioned. In fact, it’s probably the only solar-based technology that is able to qualify for the $3 a kilogram of hydrogen if you’re building a CSP part for day and nighttime operation.

There are some important nuances in the IRA, but the fundamentals of a production tax credit for PV and investment tax credit of 30% for CSP, plus 10% if you’re building projects in certain areas, plus 10% if you’re doing onshore manufacturing. PTC plus the ITC, plus if you’re doing solar fuels, $3 a kilogram for hydrogen, it really is just a game changer in terms of the economics of our project.

We’re always coming to the US anyway because the requirement for dispatchable electricity and heat is very significant, but the advent of Inflation Reduction Act has really just sharpened the incentives and brought forward the deployment of CSP in that market, in your market.

Caldwell Bailey: Thanks for that. Next question that’s coming in is regarding what you were pointing to Alec for a little earlier in the presentation. “We’ve seen, even fairly recently, other CSP companies come to market. What in particular is unique about the technology that Vast is bringing to a modular versus central tower design of CSP facilities?”

Craig Wood:

While Alec’s gathering his thoughts on the more technical aspects of the protection story, let me maybe just make a couple of comments on that. I think the question is referring to Heliogen. We might as well might as well talk about it by name. Look, the reality is that Heliogen are developing a modular tower story in much the same way that we are. I think if you go and look at their technology, they have some interesting elements as to what they’re doing, in particular the calibration system that they have has the potential to offer some interesting benefits in terms of lower cost heliostats.

But the reality is that it’s part of the answer, but really the major scale economic benefits in CSP accrue from the power block. It’s the ability to move the energy from that distributed collection. Even if it is low cost or lower cost, that doesn’t matter that much. It’s about getting the energy back to the central power block. In our view, the use of sodium and the protection that we have around a lot of the devices that allow the sodium to be used as effectively as we do is really the critical driver of our economic outcomes. It’s also important in terms of the protection of the tech.

Alec, maybe do I throw to you now to just talk a little bit more about some of the protection elements in particular?

Alec Waugh - Vast:

I can. I can give a little bit of commentary on the focus of protection along that lines. I think, Kurt, you’re probably also well-placed to talk about the modularity and the delivery back to the thermal storage system.

Our approach across some of that is there are a range of trade secrets that have been developed for quite some time. We’ve been doing this for quite a while, as Kurt and Craig have said. In relation to that modularity, there is some processed control patent applications that we are pursuing, also with some of the trade secrets, that really give us a point of difference, a point of difference over Heliogen I suppose because of how we manage the transients and the impact of the transients across the solar field and into how we deliver the heat with the sodium heat transfer system.

That protection is something that’s been closely developed with the engineering team over many years. A lot of the thought process, Kurt, was really driven out of us operating that plant for the 32 months and then the further iterations beyond that. That’s going to be a very nice part of our IP story going forward. It’s a good example of how we’ve been protecting those key parts that give us a commercial advantage going forward.

Kurt, do you want to add some more engineering real spin to it?

Kurt Drewes:

Sure. Sure. The first comment to just reinforce what Craig said, he just said field without the relationship to the receiver, is you need the combination there, all right? It’s really that integration which is front and center. They’re inseparable.

The second point, I did touch on that, but maybe we should just reinforce it. We’ve got the hardware and the software in terms of what we do and supply and deliver, but we’ve also got technology in the balance of plant, which is extremely important to ensure the system works, and especially around the thermal energy storage. We think we’ve got unique skills and IP to protect our designs where we think that is the critical enabler for us to provide the front-end. The key value proposition is really about thermal energy storage. We must not underestimate the amount of smarts we have in that space as well.

Craig Wood: Caldwell, if I may, there’s probably just one other thing to say, which is we’ve commissioned our demonstration project in January of 2018 and ran it for nearly three years. That was a 1.1 megawatt grid-connected system that has essentially proven the core elements of the technology. We did that half a decade ago. I think in terms of the maturity of the technology and the readiness to roll out, that’s another thing that I’d point people to.

Guillermo Sierra: I think before we go, one key component from our perspective, to us, is if you remember what our strategy was, utility scale, scale level, dispatch of a baseload seeking. I mean, particularly we’re talking about Heliogen, it’s just a different market. It’s processed heat for industrial purposes. It’s a smaller type of microresolution. We’re not talking about 200, 250 megawatt type utility scale solutions. That we’re more focused on from our perspective. That’s why Vast is something that makes sense to us in what the world actually requires.

Caldwell Bailey: Great, thank you all. Next question coming in, “You’re operating in some extreme environments and obviously seeking sunshine for as much of the day as possible, wear things down. How long typically would you expect facility life to last and how does that look out going forward in the future?”

Craig Wood: Kurt?

Kurt Drewes: Craig, it’s a good question. In terms of engineering design, we typically design for a 30-year lifetime, but what we’re seeing in terms of CSP as a whole and looking at how the heliostats in the existing fleets are performing, the forecast is that probably these plants will run longer than that. They’re quite robust processes. Typically, the operation maintenance costs are significantly lower than people expect. The overall trend in, for example, the parabolic trough fleet, and our trough fleet in Spain is that overall the performance has increased as the plants have gotten older. We don’t expect, for example, the HTF pumps to, life will be limited at 20, 30, 40 years. Obviously, the turbines would need overhauls and stuff, but we actually expect extremely long life expectancies from these plants.

Craig Wood: At its core, the technology’s more similar to a classical thermal power station, like a coal-fired power station where it might be designed for 30 years, but typically they end up being retired at somewhere between 45 and 55 years. It’s much more akin to that than what it is to a PV system or a battery where the life is actually surprising sometimes on the downside. It’s to do with the nature of the tech, but as Kurt said, 30 plus years.

Caldwell Bailey: All right. Thanks very much for that. Next question coming in is just about the customer acquisition cycle and what it’s been like for Vast in terms of that. What is the timing, and what’s the length of customer acquisition, and what are the nature of your initiation of contact with the various end users?

Craig Wood:

Maybe let me just talk about duration and then throw in Lachlan to talk a little bit about how we find opportunities and how we manage our pipeline. The reality for development of projects of the sort that we do is that it takes many years. At the very best case, it would be two years. It’s much more common to see four plus years. If you’re in California, it may even be significantly longer than that. The long lead items tend to be, in particular, the collection of bankable solar weather data. The resource has a massive impact on the generation that comes from the project. Having proper ground truth, solar data that can then be used to calibrate models that are taken from other data sources, whether it be satellites or whatever, that’s really important.

There are also typically long duration items to deal with in the permitting process, whether that be ecological studies, dealing with indigenous communities, there’s a series of things that need to be worked through, and then obviously the engineering and the procurement process is a significant piece of work in itself.

As I said, that it tends to be a two to four-plus-year development cycle. It’s really that development cycle that means that part of the story that we’re taking to market is around investment in our pipeline over the next three years, so that while we’re finishing the development, construction, and ultimately operation of VS1 and SM1 in Port Augusta, we’re also in parallel developing a slate of opportunities in Australia, in the US, and in the Middle East, in particular Saudi, that allow us to roll straight into deployment on a significant number of projects.

Lachlan, do you want to maybe just talk a little bit more about acquisition and how we manage that process?

Lachlan Roberts:

Yeah, thank you, Craig. It is a good question. I think, Craig, you touched on tops of the trees on most things there. There is hard-planning activities that just take the duration they need and in different jurisdictions around the world, they will take different amounts of time in. If we think about two years, then it covers a number of seasons, which allows us to cover up on a number of studies that need to get done.

Also, weather station data, you mentioned that one. Look, I think the really interesting thing that’s happening is watching the potential customer market evolve over the last ten years, five years, two years even, even in the last 12 months where businesses have a desire to decarbonize. They’re thinking more broadly about how they do it.

When we were at Helene, the team and I have been meeting with potential customers. Three years ago, they recognized they needed to do something and just where to start from. We encourage them, “Go and do your PV, get yourself sorted out,” because it’s simple. It’s quicker to deploy, and correspondingly, we need to get VS1 done, as Craig has said.

Now our focus is we have many interested parties who are looking at what CSP is. They understand how they can incorporate it. They understand how this is complimentary to some other things that they’re already doing. Interestingly, when they were previously talking to us just about power applications, there’s now this recognition that processed heat is really hard to decarbonize. This is one of those elements where CSP is quite unique in its ability to assist them in achieving their stated objectives, whether they be 2030, 2040, 2050.

The markets are a bit different. Some of those require more thinking from potential customers. We’re leveraging our modeling capability to help them do that. We’re doing pseudo consulting work. We’re not consultants, but we have expertise which is allowing them to think about and mature their thinking about how they can incorporate CSP and better understand, more deeply understand the distinct technical advantages that it brings.

The projects that I’ve spoken in some detail today, obviously they’re well advanced and they’re just waiting on VS1 to get done and that will enable VS2 and VS3. The other pipeline of opportunities of which the list is quite extensive, the clients, some of those clients already have existing sites, have a broad number of the technical development studies already completed, and have previously considered other studies, other technologies, I should say, but now recognize the distinct advantages that they own CSP technologies have. We’re working with them to incorporate, modulate our technology.

It’s a journey, definitely. It does take a number of years. As Craig said, excited about having the opportunity to invest more into that. The first flag on the first hill is getting VS1 built, but we’ve got a clear line of sight to those opportunities beyond that across those geographies that I touched on previously.

Caldwell Bailey: All right. Thank you both. That was the last question in the queue. At this point, I would like to turn it back over to Craig just for any final comments, thoughts.

Craig Wood:

Look, Caldwell, thank you for that. I don’t really have anything more to add. I think we’ve had a good conversation. I’d just again like to thank everyone for taking the time to get to know us, get to know Vast. We’re excited about the opportunity to come to the US. We look forward to continuing to build relationships with all of you who are on this call over the coming years.

The runway for what we do is very long. It’s been a journey to get here, but the great thing is we’re on the cusp of actually delivering. The market opportunity in front of us is just massive. Again, thank you for taking the time. We look forward to continuing the discussion.

Caldwell Bailey: Thank you very much. With that, our event has concluded and you may all disconnect. Thank you very much.

About Vast

Vast is a renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s “CSP v3.0” approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Visit www.vast.energy

About Nabors Energy Transition Corp.

Nabors Energy Transition Corp. (NYSE: NETC, NETC.WS, NETC.U) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. NETC was formed to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically, ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally.

NETC is an affiliate of Nabors Industries Ltd. (“Nabors”), a leading provider of advanced technology for the energy industry. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors, which owns the global industry’s largest fleet of land drilling rigs and equipment, is committed to innovate the future of energy and enable the transition to a lower-carbon world.

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast has filed the Registration Statement with the SEC, which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for the vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in the Registration Statement Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled “Risk Factors” in the Registration Statement and other documents filed, or to be filed, by NETC and Vast with the SEC. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

Contacts

Vast

For Investors:

Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For Media:

Matt Dallas
ICR, Inc.
VastPR@icrinc.com

Nabors Energy Transition Corp. Contacts

For Investors:

William C. Conroy, CFA
Vice President – Corporate Development & Investor Relations
William.conroy@nabors.com

For Media:

Brian Brooks
Senior Director, Corporate Communications
Brian.brooks@nabors.com

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled “Risk Factors” in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.